As filed with the Securities and Exchange Commission on September 30, 2002.
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               (Amendment No. 1)

                               ----------------

                             THE INDIA FUND, INC.
                      (Name of Subject Company (issuer))

                             THE INDIA FUND, INC.
                       (Name of Filing Person (offeror))

                                 COMMON STOCK,
                          $0.001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   454089103
                     (CUSIP Number of Class of Securities)

                      BARBARA PIRES, ASSISTANT SECRETARY
                             THE INDIA FUND, INC.
                           CIBC WORLD MARKETS CORP.
                               622 THIRD AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 667-4711
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copy to:

                             CYNTHIA COBDEN, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 455-2000

                               ----------------

                           CALCULATION OF FILING FEE

======================================  =======================================
        TRANSACTION VALUATION                    AMOUNT OF FILING FEE
--------------------------------------  ---------------------------------------
           $34,555,524(a)                            $3,179.11(b)
======================================  =======================================


(a) Calculated as the aggregate maximum purchase price to be paid for 3,063,433 shares in the offer, based upon a price of $11.28 (95% of the net asset value per share of $11.87 on August 23, 2002).
(b)  Calculated at $92 per $1,000,000 of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   $3,179.11    Filing Party:  The India Fund, Inc.
     Form or Registration No.: Schedule TO  Date Filed:    August 30, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [ ]  third party tender            [ ]  going-private transaction
          offer subject to Rule 14d-1        subject to Rule 13e-3
     [X]  issuer tender offer subject   [ ]  amendment to Schedule 13D
          to Rule 13e-4                      under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                            Introductory Statement

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 30, 2002 by The India Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 10% of its outstanding shares, or 3,063,433 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.



Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO

Exhibit No.                            Description
-----------                            -----------

(a)(5)(i)                              Text of press release dated and issued
                                       on September 30, 2002.



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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       THE INDIA FUND, INC.



                                       By:  /s/ Bryan McKigney
                                          ------------------------------------
                                          Name:   Bryan McKigney
                                          Title:  Director, President
                                                  and Secretary


Dated:  September 30, 2002


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